

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 27, 2011

<u>**Via E-mail**</u>

Georges H.G. Yates, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101

> **RE: Northland Cable Properties Seven Limited Partnership**
> **Schedule 13E-3**
> **Filed December 1, 2011 by Northland Cable Properties Seven Limited**
>   **Partnership and Northland Communications Corporation**
> **File No. 005-83184**
>
> **PREM filed on Schedule 14A**
> **Filed December 1, 2011**
> **File No. 001-16718**

Dear Mr. Yates:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule 13E-3**</u>

1.   We note that Northland Cable Television, Inc. is an affiliate of the general partner of NCP-Seven and is a Purchaser. We believe NCTI is also engaged in the going private transaction. Please add NCTI as a filing person on the Schedule 13E-3 or explain why it should not be so included.

2.   We note that the disclosure in the proxy statement suggests you believe Messrs. Whetzell and Clark are filing persons in the going private transaction: (i) they

disclosed their fairness determination relating to the going private transaction, and (ii) they analyzed each of the final bids received from the three initial bidders and provided reasons for the proposed transactions that are discussed in the proxy statement. We also note that in a similar transaction in 2007, these individuals were included as filing persons. We believe these persons are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. For guidance, refer to the Division of Corporation Finance's Compliance & Disclosure Interpretations 201.05, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

3.   Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

4.   General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons added in response to the preceding comments.

Item 4. Terms of the Transaction, page 2

5.   Please provide the disclosure required by Item 1004(b) of Regulation M-A with respect to all filing persons.

Introduction

6.   We note your disclaimers in the penultimate paragraph of this section by all filing persons with respect to the accuracy of information provided by other filing persons and included in the Schedule 13E-3. Please revise or delete these disclaimers as it is inappropriate for a filing person to disclaim responsibility for disclosure in that filing person's Schedule 13E-3.

7.   Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company or of any other filing person within the meaning of Rule 13e-

3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

Preliminary Proxy Statement on Schedule 14A

8.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet, page 1

Conditions to Closing the Proposed Transactions, page 4

9.   Please revise your disclosure for each transaction to clarify whether the opinion you have received from Duff & Phelps satisfies the related closing condition described in this section.

Fairness of the Proposed Transactions, page 8

10.   Please tell us what consideration you have given to disclosing whether the managing general partner, NCP-Seven and Messrs. Whetzell and Clark believe the terms of the going private transaction (including the asset sales and the estimated liquidation distributions) are fair to NCP-Seven and its unaffiliated limited partners. Refer to Item 1014(a) of Regulation M-A.

Summary Historical Financial Information, page 11

11.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the proxy statement,</u> <u>immediately</u> following the summary section. See Rule 13e-3(e)(1)(ii).   Please relocate this section.

12.   With a view toward revised disclosure, please tell us why the ratio of earnings to fixed charges is not applicable.

Likely Consequences of Your Vote, page 9

13.   Identify the two affiliates of the managing general partner whom you reference to collectively hold 33 limited partnership interest units.

Special Factors of the Proposed Transactions
Chronology of Events Leading Up to the Proposed Transactions, page 13

14.   Please clarify your disclosure on page 15 regarding the limited partners' "numerous" requests for liquidity. Clarify your use of the term "numerous." In addition, clarify whether the "numerous" requests for liquidity were from affiliated limited partners, unaffiliated limited partners, or both.

15.   We note that the initial range of the TruVista bid for the Toccoa system was $10.5 million to $12 million, while the final bid was $8.9 million. We also note that none of the other final bids were lower than the low end of the initial bids' range. Please clarify to explain this decrease in the TruVista bid.

16.   Please revise your disclosure to describe any meetings with the bidders or any efforts made to obtain a higher price for each system. The current disclosure suggests that RBC conducted the bidding process in writing, without the participation of the company or its officers and that there was no attempt to obtain increased bids from each bidder.

17.   Please explain the meaning of the acronym "SCF" as it appears on the table on page 16.

18.   Describe the terms of the agreement your affiliate Northland Cable Properties entered into with TruVista for the "geographically-related cable system" (page 16).

Reasons for the Proposed Transactions, page 16

19.   Please revise the first bullet point on page 16 to explain how the filing persons considered the company's business, operations, properties and assets, financial condition, business strategy and prospects, the nature of the company's industry, industry trends and economic and market conditions. What about these factors allowed the filing persons to make their fairness determination and why were these factors viewed as positive in the filing persons' analysis?

20.   Quantify the cost of ongoing public reporting and securities law compliance (page 16).

Risk Factors Pertaining to the Proposed Transactions, page 23

21.   Please move this section so it appears after the disclosure required by Items 7, 8 and 9 of Schedule 13E-3.

22.   Clarify why Duff & Phelps did not separately opine on the fairness of each of the Proposed Transactions.

Fairness of the Proposed Transactions, page 29
The Managing General Partner's Belief as to Fairness, page 29

23.   Please revise this section to clarify whose fairness determination is disclosed.

Material Factors Underlying Belief as to Fairness, page 30

24.   We note that the managing general partner considered and reviewed Duff & Phelps's
        opinion regarding the fairness of the transaction. Note that if any filing person has
        based its fairness determination on the analysis of factors undertaken by others, such
        person must expressly adopt this analysis and discussion as their own in order to
        satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-
        17719 (April 13, 1981). Please revise to clarify whether the filing persons adopted
        the financial advisors' analysis and opinion. Alternatively, provide the disclosure
        required by Item 1014(b) (and the related instructions) of Regulation M-A.

25.   We note your disclosure under the caption "Net Book Value, Liquidation Value and
        Going Concern Value" that "each of those parties has concluded that the amount to be
        received by NCP-Seven upon the sale of the entirety of NCP-Seven's assets is fair to
        the limited partners of NCP-Seven." We are unable to find a basis for such
        "conclusion" in your disclosure. Please advise or revise.

26.   With respect to the same paragraph, please disclose the basis for the disclosure in the
        last full sentence on page 30.

27.   With respect to the same paragraph, please revise the last sentence of the bullet point
        to disclose the conclusion reached by the managing general partner as to the
        company's going concern value "based on current operations and performance."

Opinion of Duff & Phelps, page 31

28.   We note your disclosure on page 32 that Duff & Phelps reviewed management
        projections provided to them by the managing general partner with respect to their
        preparation of its fairness opinion. Please revise to disclose all projections prepared
        by management (including the Original and Revised Plans referenced on page 34) and
        provided to the fairness advisor.

29.   We note the statement on page 33 that "[t]he basis and methodology of Duff &
        Phelps's opinion have been designed specifically for the express purposes of the
        Board of Directors and may not translate to any other purposes." This statement
        appears to be inconsistent with the balance of your disclosure addressing the fairness
        to limited partners of the Proposed Transactions from a financial perspective. Please

remove this statement from the proxy statement. In the alternative, please clarify the use of such a disclaimer.

30. Further, we note the assertion on page 33 that "[t]o the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps's opinion is based proves to be untrue in any material respect, its opinion cannot and should not be relied upon." Please explain to us, with a view toward disclosure, whether Duff and Phelps intends to notify limited partners if it becomes aware that the facts or assumptions upon which its opinion has been based have been proven untrue. If so, advise us how any such notification will be given. In addition, please revise your disclosure to remove the implication that limited partners are not free to rely upon the opinion to inform their investment decision before such notification is given.

31. Please refer to the disclosure under the captions "Fundamental Valuation Analysis" and "Market Approach." Please revise to clarify, if true, that the Discounted Cash Flows Analysis is the Fundamental Valuation Analysis and that the Selected Public Company Analysis and the Selected Transaction Analysis represent the Market Approach.

32. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (ii) the enterprise values for each comparable company used in the Selected Public Company analysis.

33. With respect to the Discounted Cash Flows Analysis, explain the meaning of betas and provide the basis for Duff & Phelps's selection of perpetuity growth rates of 2.5% to 3.5%.

34. With respect to the market multiples disclosed in the table on page 36, please provide the comparable measures for NCP-Seven. Similarly, provide comparable NCP-Seven measures to the M&A Transaction Multiples disclosed on page 37.

35. Refer to the section captioned "Fundamental Valuation Analysis Conclusions." Please revise to disclose the source of the low and high end of the valuation range under the market approach of $9,700 and $15,500, respectively.

36. Refer again to the section captioned "Fundamental Valuation Analysis Conclusions." We note that first six low and high multiples under the heading "Implied Multiples based on Original Plan" are all lower than the low end of the range in each of the analyses presented in the proxy statement. Please revise explain why that is the case and, in an appropriate location of the proxy statement, how the managing general partner obtained comfort from these analyses given the conclusions presented. Also,

please disclose why Duff & Phelps and the managing general partner believed the comparative companies and transactions were sufficiently illustrative of the industry to support a fairness opinion if the subject companies and transactions were so different from NCP-Seven (as described at the top of page 38).

Compensation and Material Relationships, page 39

37.   Please disclose the fees paid to RBC. See Item 1011 of Regulation M-A.

Dissolution and Liquidation Consequences of the Proposed Transactions, page 51

38.   We note that your estimates of distributions to be made to limited partners do not include administrative costs of dissolving and winding up NCP-Seven. Please disclose whether these costs are already included in the $170,000 referenced in footnote 4 on page 52. If not, please disclose whether you believe those costs will be significant.

Financial Statements, page 74

39.   Please disclose the book value per unit as required by Item 1010(a)(4) of Regulation M-A.

Exhibit E. Duff & Phelps Opinion Letter

40.   We note on page 5 of the opinion that it may not be used by any person other than the Board of Directors "without Duff & Phelps' express consent." Please confirm supplementally that Duff & Phelps has given its consent for the Opinion to be included in your proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

● the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3619, with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions